UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A Files on

June 2, 2014

EDAP TMS S.A
Parc Activité La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Commission File Number: 0-29374

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .......

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-195435) OF EDAP TMS S.A. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED.

EXHIBIT LIST

Exhibit No.	Description
Exhibit 1.1	Letter Agreement between H.C. Wainwright & Co., LLC and EDAP TMS SA, dated May 22, 2013
Exhibit 5.1	Opinion of Jones Day, French counsel to EDAP TMS SA
Exhibit 99.1	Form of Share Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2014
EDAP TMS S.A.

/s/ ERIC SOYER
ERIC SOYER
CHIEF FINANCIAL OFFICER